Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 50 N. Laura Street, Suite 2850 / Jacksonville, FL 32202 Tel: 904.665.3600 Fax: 904.665.3621 www.nelsonmullins.com	Daniel B. Nunn, Jr. Tel: 904.665.3601 Fax: 904.665.3621 daniel.nunn@nelsonmullins.com

October 30, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	New Patriot Transportation Holding, Inc. (the “Company”)
Amendment No. 1 to Form 10-12B
Filed October 2, 2014
File No. 001-36605

Dear Ms. Nguyen:

We refer to the letter dated October 17, 2014 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (“SEC”) setting forth the comments of the staff of the SEC (the “Staff”) on the Amendment No. 1 to the Registration Statement on Form 10, File No. 001-36605, filed on October 2, 2014 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”) for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). Amendment No. 2 includes revisions made in response to the comments of the Staff in the Comment Letter. For your convenience, we have enclosed four clean copies of the Amendment and the Information Statement and four copies that have been marked to show changes made to the Registration Statement and the Information Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the response refer to pages in the marked copy of the Information Statement.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

 Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 30, 2014

Form 10-12B

General

1.	We note your response to our prior comment 3, which states that the holding company merger does not require registration under the Securities Act because it does not involve a sale of securities under the Securities Act. Your response focuses on the holding company merger and does not appear to address whether the nearly simultaneous spin-off changes the nature of shareholders’ investment such that there is a “sale” of, or “offer to sell,” securities under Section 2(a)(3) the Securities Act. In that regard, the spin-off appears to specifically impact your responses to factors 5, 6, 8, 9, and 10 from the cited Section 2(a)(3) no-action letters. Please advise.

Company Response: The Company plans to complete the holding company merger prior to the spin-off in order to permit the transportation group to retain the corporate name “Patriot Transportation” as well as to permit a tax-efficient transfer of certain assets to the transportation group in connection with the spin-off.

In its response to your prior comment 3, the Company provided an analysis of why the holding company merger and the spin-off, when viewed independently, do not require registration under the Securities Act of 1933, as amended (the “Securities Act”). 1 Section 2(a)(3) of the Securities Act defines the term “sale” to "include every contract of sale or disposition of a security or interest in a security, for value.” When viewed together, the holding company merger and the spin-off do not result in the disposition of securities for “value.” The shareholders of Existing Patriot will receive in the two transactions that which they already own, directly or indirectly.

1 Consistent with prior determinations of the Division of Corporation Finance in Northwest Airlines Corporation (available December 16, 1998), AOL Time Warner, Inc. (available November 15, 2000), Haliburton Company (available December 11, 1996), INDRESCO, Inc. (available October 31, 1995), and Toys “R” Us, Inc. (available December 1, 1995), the Company concluded that the holding company reorganization does not require registration under the Securities Act because (i) shareholder approval of the holding company merger is not required under Section 607.11045 of the Florida Business Corporation Act, (ii) shareholder approval is not being sought for the holding company merger, (iii) shareholders of Existing Patriot will not be entitled to dissenters’ appraisal rights, (iv) shareholders of Existing Patriot will receive securities of the same class evidencing the same proportional interests in FRP Holdings, Inc., as they held in Existing Patriot, (v) the business conducted by Existing Patriot will not change as a result of the holding company merger, (vi) the board of directors and officers of FRP will be identical to the board of directors and officers of Existing Patriot as they were immediately prior to the holding company merger, (vii) the rights and interests of the holders of FRP’s common stock will be substantially the same as they had as holders of Existing Patriot common stock, (viii) FRP will be formed for the sole purpose of effecting the reorganization and, prior to the consummation of the reorganization, will have no significant assets or liabilities, (ix) immediately following the holding company merger, FRP will have substantially the same assets and liabilities as Existing Patriot had prior to the holding company merger on a consolidated basis, (x) the common stock of FRP will be issued solely as part of a reorganization of Existing Patriot into a holding company structure, (xi) the common stock of FRP is registered under Section 12 of the Exchange Act, (xii) Existing Patriot is current in its reporting requirements under Section 13 of the Exchange Act, (xiii) on the effective date of the holding company merger, FRP will file a Form 8-K describing the restructuring, and (xiv) promptly after the holding company merger, FRP will file a press release describing the holding company merger. The Company determined that it is not required to register shares issued in the spin-off because the spin-off meets the conditions of Staff Legal Bulletin No. 4 (“SLB 4”): (a) FRP’s shareholders will not provide any consideration for the shares of New Patriot common stock to be issued to them; (b) the spin-off is pro rata to FRP’s shareholders, subject to the treatment of fractional shares as permitted by SLB 4; (c) FRP will provide adequate information about the spin-off and New Patriot to its shareholders and the trading markets by delivering an information statement that describes the spin-off and New Patriot that substantially complies with Regulation 14A or 14C under the Exchange Act and by registering the shares of New Patriot under the Exchange Act; (d) Existing Patriot’s board of directors believe that the spin-off will accomplish several valid business purposes; and (e) New Patriot is a recently formed subsidiary of Existing Patriot.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 30, 2014

In the holding company merger, the shareholders of Existing Patriot will receive identical securities with identical rights in a corporation that owns the same assets and liabilities as Existing Patriot. No shareholder vote is required or solicited, and no investment decision is made by the shareholders. In the spin-off, the shareholders of FRP receive the same proportionate interests in the transportation company previously operated by Existing Patriot and will maintain that proportionate interest in the real estate company operated by FRP. No third party assets are acquired or disposed of in the two transactions. No shareholder vote is required or solicited, and no investment decision is made by the shareholders.

The Company acknowledges the Staff’s position that when a holding company reorganization is coupled with an acquisition transaction with a third party, the reorganization may constitute a “sale” or “offer to sell” for purposes of Section 2(a)(3) and Rule 145 if the overall transaction changes the nature of the shareholders’ investment. See Securities Act Sections Compliance and Disclosure Interpretation 203.02 (November 26, 2008) and Securities Act Rules Compliance and Disclosure Interpretation 203.02 (January 26, 2009).

If the holding company reorganization and the spin-off are viewed together, the overall transaction does not change the nature of the shareholders’ investment such that there is a “sale” or “offer to sell” securities under Section 2(a)(3) of the Securities Act. The fundamental economic interests of the shareholders will not change as a result of the transactions. Immediately following the holding company merger and the spin-off, the former shareholders of Existing Patriot will retain the same economic interests in the assets and businesses owned and conducted by Existing Patriot immediately prior to the transaction. No third party assets will be acquired or disposed of in the overall transaction. The overall transaction will not change the businesses currently conducted by Existing Patriot; rather, these businesses will continue to be conducted by FRP and New Patriot, in which the shareholders will continue to have the same economic interests.

The Company’s analysis of the impact of the spin-off on factors 5, 6, 8, 9 and 10 from the Section 2(a)(3) no-action letters cited in our response to the Staff’s prior comment 3 is set forth below:

(5)	The business conducted by the public corporation will not change as a result of the transaction.

Neither the transportation business nor the real estate business currently conducted by Existing Patriot will change as a result of the holding company merger or the spin-off, as might be the case where there is a third party acquisition. Following the spin-off, FRP, as successor to Existing Patriot, will continue to operate the real estate businesses as currently operated by Existing Patriot. The transportation business will continue to be operated by New Patriot, which will be 100% owned directly and in the same proportions by the shareholders of Existing Patriot as of the record date. No third party assets will be acquired in these transactions.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 30, 2014

(6)	The board of directors and officers of the holding company will be identical to the board of directors and officers of the public corporation as they were immediately prior to the consummation of the reorganization.

The initial board of directors and officers of FRP after the holding company merger will be identical to the board of directors and officers of Existing Patriot as they were immediately prior to the holding company merger.

Each of the directors and officers of FRP and New Patriot after the spin-off will be former directors and officers of Existing Patriot. In connection with the spin-off, four of the directors and one of the officers of FRP will resign as directors or officers of FRP so that they can take comparable positions with New Patriot. We believe that the resignation from FRP of one officer (who worked in the transportation group) and four of ten directors does not substantially change the nature of the shareholders’ investment.

(8)	The holding company will be formed for the sole purpose of effecting the reorganization and, prior to the consummation of the reorganization, will have no significant assets or liabilities.

FRP was formed on April 22, 2014, for the sole purpose of effecting the reorganization, which will facilitate the spin-off. Prior to the consummation of the reorganization, FRP will have no significant assets or liabilities and will not have conducted any business operations. Immediately prior to the holding company merger, FRP will have a nominal amount of stock outstanding and will have no assets other than (i) a nominal amount of cash representing its initial capitalization and (ii) the stock of two recently formed corporations (Patriot Merger Sub, Inc. and New Patriot Transportation Holding, Inc.) that have not conducted any business operations and have no assets other than a nominal amount of cash representing their initial capitalization.

Although the holding company reorganization will facilitate the spin-off, this does not change the economic substance of the overall transaction. The former shareholders of Existing Patriot will hold the same proportionate interests in FRP and New Patriot as they held in Existing Patriot. As a result, we do not believe that the fundamental nature of the shareholders’ investment has been changed.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 30, 2014

(9)	Immediately following the transaction, the holding company will have substantially the same assets and liabilities as Existing Patriot had prior to the holding company merger on a consolidated basis.

Immediately following the holding company merger, FRP will have substantially the same assets and liabilities as Existing Patriot had prior to the holding company merger on a consolidated basis.

As a result of the spin-off, FRP will distribute to its shareholders all of the stock of New Patriot, the company holding all of the assets and liabilities of the transportation company. FRP’s shareholders will hold the same proportionate interests in New Patriot as they held in FRP. As a result, the fundamental nature of the shareholders’ investment has not been changed.

(10)	The common stock of the holding company will be issued solely as part of a reorganization of the public corporation into a holding company structure.

The common stock of FRP to be issued in the holding company merger will be issued solely as part of a reorganization of Existing Patriot into a holding company structure. This transaction will facilitate the spin-off of the transportation group, but all of the shareholders of FRP will retain the same proportionate interests in both companies.

For the reasons set forth above, our opinion is that the holding company merger and the spin-off, even when viewed together, do not require registration under the Securities Act. [2]

Exhibit 99.1

Summary, page 7

Our Competitive Strengths, page 7

We have Strong Relationships with Key Customers, page 8

2.	We note your response to our prior comment 10 and reissue in part. You state on page 8 that you have relationships with certain key customers and that nine of your top ten customers have been customers for more than ten years. Please discuss in greater detail the nature of the contracts you have with these customers.

2 The Company also does not believe that any purpose is served by requiring registration of the shares to be issued in the holding company merger. The shareholders of Existing Patriot will receive the adequate information in the Information Statement, which describes both the holding company merger and the spin-off. No shareholder vote or investment decision is required in connection either the holding company merger or the spin-off.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 30, 2014

Company Response: The Company has revised the disclosures on pages 8 and 54 to read as follows:

“We have Strong Relationships with Key Customers

We rely on our customer service and safety record ~~have allowed us~~ to grow ~~key customer~~our relationships with key convenience store and hypermarket ~~chains~~accounts. While we ~~believe that we are well positioned to grow our relationships with~~ provide our services to these customers ~~as they grow their businesses. Our transportation services~~under informal agreements ~~with our clients~~or contracts that do not guarantee any specific volumes and generally are terminable by the customer on ~~90-~~no more than 120 days’ notice, ~~but~~ nine of our top ten accounts have been customers for more than ten years. We believe that we are well positioned to continue to grow our relationships with these customers as they continue to grow their businesses.”

The Separation, page 29

3.	Please briefly discuss the various potential alternatives the board of directors considered but rejected.

Company Response: The Company respectfully advises the Staff that the board of directors considered the benefits and opportunities of separating the real estate and transportation businesses described on pages 31-32 as well as the potentially negative factors of the separation described on pages 32-33. Accordingly, the board of directors considered the alternative of keeping the two businesses together but did not consider any alternative methods of separating the two businesses.

Holding Company Merger Prior to the Distribution, page 31

4.	We note your response to our prior comment 17. For clarity, please revise the second diagram on page 32 to differentiate between “New Patriot” and New Patriot Transportation Holding, Inc. as the terms are both referenced. In this regard, we note your disclosure on the cover page that you use the term “New Patriot” to “refer to New Patriot Transportation Holding, Inc., a newly-formed Florida corporation that will own [y]our transportation business after the holding company merger . . . .” Please clarify for consistency throughout.

Company Response: The Company has revised the disclosures on the cover page and on pages 12, 13, 34 and 36 to respond to the Staff’s comment.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 30, 2014

Material U.S. Federal Income Tax Consequences of the Distribution, page 35

5.	We note your response to our prior comment 19 and reissue in part. Please revise to clearly indicate that the discussion in this section constitutes the opinion of tax counsel.

Company Response: The Company has revised the disclosures on pages 40 and 41 to respond to the Staff’s comment.

6.	You state on page 3 that it is a condition to the merger and the separation that Existing Patriot receives an opinion from tax counsel to the effect that the holding company merger will qualify as a “reorganization” within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended. Please clarify the opinions on page 37 accordingly.

Company Response: The Company has revised the disclosure on page 40 to respond to the Staff’s comment.

Management, page 57

7.	We note your response to our prior comment 22. Please revise the board of directors table on page 59 to provide the information required by Item 401(e) for Edward L. Baker. Please also briefly describe the business experience during the past five years of James N. Anderson IV.

Company Response: The Company has revised the disclosure on pages 64 and 65 to respond to the Staff’s comment.

Stock Ownership of Certain Beneficial Owners, page 86

8.	We note your disclosure that you based the share amounts on “each person’s beneficial ownership of Existing Patriot common stock as of the dates indicated below and applying the distribution ratio of one share of [y]our common stock for every three shares of Existing Patriot common stock.” Please revise to provide the required information as of the most recent practicable date. Please also tell us why the percentages for each holder have decreased from your last filing when it does not appear that any new stock was issued.

Company Response: The Company has updated the disclosure on pages 93-95 to provide the required information as of September 30, 2014. The ownership percentages in the originally filed Registration Statement and in Amendment No. 2 were calculated by dividing (i) the number of shares beneficially owned by the listed shareholder by (ii) the total number of outstanding shares as of the reported date plus the number of shares which such shareholder had the right to acquire (under exercisable stock options) within 60 days of such date. The percentages reported in Amendment No. 1 erroneously included in the denominator shares all of the shares underlying all exercisable options rather than just the shares underlying exercisable options for the listed shareholder.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 30, 2014

Report of Independent Registered Certified Public Accounting Firm, page F-2

9.	We note that the date on your audit report changed from August 21, 2014 in your Form 10 filed August 22, 2014, to August 8, 2014 in your amended Form 10 filed on October 2, 2014. Please tell us the reason(s) for this change.

Company Response: The Company has corrected the date of the audit report to August 21, 2014.

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set forth in Annex A to this letter.

Please contact me at (904) 665-3601 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at daniel.nunn@nelsonmullins.com and facsimile transmissions may be sent to my attention at (904) 665-3621.

Very truly yours,

/s/ Daniel B. Nunn, Jr.

Daniel B. Nunn, Jr.

cc:	Theresa Messinese
Amy Geddes
Ryan Adams

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 30, 2014

Annex A

On behalf of New Patriot Transportation Holding, Inc. (the “Company”), and in connection with the filing of Amendment No. 2 to the Registration Statement, File No. 001-36605, the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

New Patriot Transportation Holding, Inc.

By	/s/ John D. Milton, Jr.
John D. Milton, Jr.
Executive Vice President
and Chief Financial Officer